                          UNITED STATES             --------------------------
               SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
                     WASHINGTON, D.C. 20549         --------------------------
                                                       OMB NUMBER: 3235-0145
                                                    EXPIRES: DECEMBER 31, 2005

                                                     Estimated average burden
                                                     hours per response..11
                                                    --------------------------

                          SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 6)*

                       PROXIM CORPORATION
     --------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $0.01 Par Value
     --------------------------------------------------------------
                 (Title of Class of Securities)

                            744283102
     --------------------------------------------------------------
                         (CUSIP Number)

                     Scott A. Arenare, Esq.
              Managing Director and General Counsel
                       Warburg Pincus LLC
                      466 Lexington Avenue
                    New York, New York 10017
                         (212) 878-0600
     --------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           Copies to:

                      Jeffrey R. Poss, Esq.
                    Willkie Farr & Gallagher
                       787 Seventh Avenue
                     New York, NY 10019-6099
                         (212) 728-8000

                          July 30, 2004
     --------------------------------------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[ ]

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP NO.   744283102
-----------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Warburg Pincus Private Equity VIII, L.P.                                        I.R.S. #13-4161869
-------------------------------------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                     (a)[ ]
                                                                                                 (b)[X]

-------------------------------------------------------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)

         WC
-------------------------------------------------------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

-------------------------------------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                     -----------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              110,705,629
    PERSON WITH
                      ----------------------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                110,705,629
--------------------------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         110,705,629
--------------------------------------------------------------------------------------------------------------------------------
    12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                        [ ]

--------------------------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         47.3%
--------------------------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (See Instructions)

         PN
--------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP NO.   744283102
-----------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                                                                   I.R.S. #13-6358475
----------------------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                     (a)[ ]
                                                                                                    (b)[X]

----------------------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------------------------------------------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

----------------------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
----------------------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              110,705,629
    PERSON WITH
                      ------------------------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      ------------------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                110,705,629
----------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            110,705,629
----------------------------------------------------------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            47.3%
----------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP NO.     744283102
-----------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg Pincus LLC                                                                      I.R.S. #13-3536050
----------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                     (a)[ ]
                                                                                                   (b)[X]

----------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           N/A
----------------------------------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
----------------------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              110,705,629
    PERSON WITH
                      ------------------------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      ------------------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                110,705,629
----------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           110,705,629
----------------------------------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                           [ ]

----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           47.3%
----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
----------------------------------------------------------------------------------------------------------------------------------

         This Amendment No. 6 (this "Amendment") amends the Schedule 13D filed on August 9, 2002 and amended on October 9, 2002, July 24, 2003, October 24, 2003, December 15, 2003 and December 22, 2003 (the "Schedule 13D"), and is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons"). The holdings of the Reporting Persons indicated in this Amendment include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII," and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Amendment as the "Group Members." Unless the context otherwise requires, references herein to the "Common Stock" are to shares of class A common stock, par value $0.01 per share of Proxim Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to add the following:
         Pursuant to a Securities Purchase Agreement, dated as of July 27, 2004, by and among WP VIII, the other purchasers named therein (the "2004 Purchasers") and the Company (the "2004 Purchase Agreement," a copy of which is attached hereto as Exhibit 1), WP VIII was issued 425, 186 shares of Series B Preferred Stock in exchange for that certain Amended 2003 Note held by WP VIII in the aggregate principal amount of $26,000,000 and that certain New 2003 Note held by WP VIII in the aggregate principal amount of $8,666,667, in each case plus accrued interest thereon. In addition, pursuant to the 2004 Purchase Agreement, WP VIII made a loan to Proxim in the amount of $8,666,667 in return for a Secured Promissory Note (the "2004 Note," the form of which is attached hereto as Exhibit 2) in such aggregate principal amount. This loan was funded from the working capital of WP VIII. No additional funds will be required.

         The 2004 Purchase Agreement also provides that (i) immediately upon receipt of Company stockholder approval (the "2004 Stockholder Approval"), all shares of Preferred Stock, Series B Preferred Stock, Warrants, Additional Warrants and 2003 Warrants held by WP VIII will be exchanged by WP VIII (the "Exchange") for 142,133,339 shares of Common Stock and 346,680 shares of Series C Preferred Stock of the Company, par value $0.01 per share (the "Series C Preferred Stock") and (ii) upon successful completion by the Company of a transaction or series of related transactions (a "Qualified Transaction") in which the Company issues and sells shares of common stock of the Company and/or warrants to purchase shares of common stock of the Company in exchange for aggregate gross proceeds to the Company of at least $20 million, which proceeds shall be remitted to the Company on the date of the closing of such transaction, WP VIII will immediately exchange the outstanding principal and accrued but unpaid interest on the 2004 Note for the class of common stock of the Company as is issued in such Qualified Transaction (the "Qualified Transaction Exchange"). The number of shares of common stock to be issued to WP VIII upon the Qualified Transaction Exchange will be equal to the quotient obtained by dividing (a) the outstanding principal and unpaid but accrued interest due on the 2004 Note on the date of the Qualified Transaction Exchange by (b) the price per share of the common stock sold to the investors in the Qualified Transaction. In addition, in the event that warrants to purchase shares of common stock of the Company are issued in the Qualified Transaction, WP VIII will be entitled to receive from the Company, upon exchange of the 2004 Note, a number of warrants to purchase common stock on a proportionate basis with the investors in the Qualified Transaction, based on the outstanding principal and unpaid accrued interest on the 2004 Note. Pursuant to the 2004 Purchase Agreement, the Company has agreed to use its reasonable best efforts to market and consummate a Qualified Transaction as promptly as reasonably practicable following the date of the closing of the Exchange.

         No additional funds are required from the Reporting Persons in connection with the Exchange or the Qualified Transaction Exchange.

ITEM 4.           PURPOSE OF TRANSACTION.
         Item 4 of the Schedule 13D is hereby amended to add the following:
         WP VIII purchased the 2004 Note, as described herein, in order for the Reporting Persons to provide to the Company working capital for ongoing business operations.
         Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning future acquisitions of shares of capital stock of the Company or further investments by them in the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

         The following summary of certain provisions of the 2004 Purchase Agreement is qualified in its entirety by reference to such document (a copy of which is attached hereto as Exhibit 1).

         As described in Item 3 above, which is incorporated herein by reference, WP VIII entered into the 2004 Purchase Agreement pursuant to which, at the closing, the Company issued to WP VIII (i) the 2004 Note and (ii) upon surrender for cancellation of the Amended 2003 Note and the New 2003 Note, 425,186 shares of Series B Preferred Stock.

         In addition, upon consummation of the Exchange, WP VIII shall have the right under the 2004 Purchase Agreement to appoint one (1) director to the Company's board of directors (the "Board of Directors") for so long as WP VIII beneficially owns shares of Common Stock equal to at least twenty-five percent (25%) of the number of shares of Common Stock issued to WP VIII pursuant to the Exchange. In addition, WP VIII shall have the right to appoint one (1) additional director (which two designees are collectively referred to herein as the "2004 Board Designees") for so long as WP VIII beneficially owns shares of Common Stock equal to at least fifty percent (50%) of the number of shares of Common Stock issued to WP VIII pursuant to the Exchange. The 2004 Board Designees shall serve as members of the Audit Committee, Compensation Committee and each other principal committee of the Board of Directors. Upon consummation of the Exchange, all rights of WP VIII concerning the Board Designee and the 2003 Board Designee shall be null and void and of no further force or effect.

         Pursuant to the terms of the 2004 Purchase Agreement, the Company has agreed to prepare and file with the Commission preliminary and definitive proxy materials with respect to the meeting of stockholders for the purpose of obtaining the 2004 Stockholder Approval. Within one (1) business day following receipt of the 2004 Stockholder Approval, the Company shall file the Certificate of Designations, Preferences and Rights of Series C Preferred Stock of Proxim Corporation (the "Series C Preferred Certificate of Designations") with the Secretary of State of the State of Delaware, and on the second business day following receipt of the 2004 Stockholder Approval, the closing of the Exchange will take place.

         After the date of the closing of the Exchange, the Company has agreed to prepare and file with the Commission preliminary and definitive proxy materials with respect to a meeting of the stockholders for the purpose of approving (i) an increase in the authorized capital of the Company and (ii) a reverse stock split of the Common Stock (collectively, the "Charter Amendment Proposals"), in each case in accordance with the terms set forth in the 2004 Purchase Agreement.

         Pursuant to the terms of the 2004 Purchase Agreement, the Company has agreed, upon the request of a majority-in-interest of the 2004 Purchasers, to prepare and file with the Commission, within 180 days following the closing of a Qualified Transaction or such other time as is mutually agreed to, a registration statement on Form S-3 covering the shares of Common Stock issuable upon the Exchange and upon the Qualified Transaction Exchange (as well as upon the exchange of certain Notes issued to the 2004 Purchasers other than WP VIII pursuant to the terms of the 2004 Purchase Agreement).

         Pursuant to the 2004 Purchase Agreement, in the event that at any time following the date of the closing of the Exchange until July 27, 2008, WP VIII and any of its affiliates own more than 49% of the issued and outstanding voting securities of the Company (the "Voting Stock"), WP VIII (i) shall be entitled to vote (or take action by written consent in respect of) not more than 49% of the issued and outstanding shares of Voting Stock and (ii) shall abstain from voting any shares in excess of 49% of the Voting Stock; provided, however, that WP VIII and its affiliates shall be entitled to vote (or take action by written consent in respect of) all shares of Voting Stock owned by it or its affiliates in connection with any vote to approve the Charter Amendment Proposals. In addition, until July 27, 2008, WP VIII shall not, except among WP VIII and any of its affiliates, form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Voting Stock. Effective upon the closing of the Exchange, Section 5.9 of the 2003 Purchase Agreement (which section contains standstill provisions as described in Amendment No. 3 to the Schedule 13D) shall automatically be null and void and of no further force or effect.

         Until the date of the closing of the Exchange, WP VIII and the 2004 Board Designees shall vote (i) in favor of the establishment of a nominating committee of the Board of Directors consisting entirely of independent directors and (ii) if necessary to comply with applicable requirements of federal law, state law, or Nasdaq relating to the Board of Directors, in favor of an increase in the number of authorized members of the Board of Directors such that a majority of the members of the Board of Directors are independent directors.

         At or with respect to any election of one or more directors (including to fill any vacancy on the Board of Directors), until the date of the closing of the Exchange, WP VIII shall vote all of its shares of Voting Stock in favor of the election of any nominee to the Board of Directors whose nomination was approved by the unanimous consent of the Board of Directors.

         WP VIII shall vote all of its shares of Voting Stock in favor of the Exchange, the Charter Amendment Proposals and, if required, the Qualified Transaction Exchange at any meeting of the Company's stockholders called for the purpose of approving such proposals.

         Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Item 1 above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended to add the following:

         (a) As of July 30, 2004, the Reporting Persons beneficially own shares of Common Stock by virtue of WP VIII's ownership of the Preferred Stock, the Series B Preferred Stock, the Warrants, the Additional Warrants and the 2003 Warrants. Assuming full conversion of the shares of Preferred Stock and the Series B Preferred Stock held by WP VIII (and including an annual accretion rate for the liquidation preference for the Preferred Stock of 8%, compounded semi-annually, and for the Series B Preferred Stock of 14%, compounded quarterly, each as more fully described in the Certificate of Designations and the Series B Preferred Certificate of Designations, respectively) and assuming the exercise of the Warrants, the Additional Warrants, and the 2003 Warrants, as of such date the Investors may be deemed to beneficially own an aggregate of 110,705,629 shares of Common Stock (5,348,739 shares of which are a result of accretion since the initial issuance date), representing approximately 47.3% of the outstanding Common Stock based on the 123,420,453 shares of Common Stock outstanding as of July 26, 2004 (as set forth in the 2004 Purchase Agreement). By reason of their respective relationships with the Investors and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to beneficially own 110,705,629 shares of Common Stock, representing approximately 47.3% of the outstanding Common Stock as described above.

         Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 110,705,629 shares of Common Stock it may be deemed to beneficially own as of the date hereof. Each of the Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 110,705,629 shares of Common Stock it may be deemed to beneficially own as of the date hereof.

         (b) No transactions in the Common Stock were effected during the last sixty (60) days by the Reporting Persons or any of the Persons set forth on
Schedule I or in Item 2(d) to the Schedule 13-D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended to add the following:

         The 2004 Purchase Agreement was entered into as of July 27, 2004 and is described in Item 3 and Item 4 above. The closing of the bridge loan and the exchange of the Amended 2003 Note and New 2003 Note for shares of Series B Preferred Stock occurred on July 30, 2004. The summary of the 2004 Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the 2004 Purchase Agreement, a copy of which is attached as Exhibit 1 hereto.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              1. Securities Purchase Agreement, dated as of July 27, 2004, by and among the Company and the Purchasers named therein.

              2.   Form of Secured Promissory Note.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2004                WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                              By:  Warburg, Pincus & Co.,
                                                   General Partner

                                              By:           /s/ Scott A. Arenare
                                                   -----------------------------
                                                   Name:  Scott A. Arenare
                                                   Title: Partner


Dated:  July 30, 2004                WARBURG, PINCUS & CO.

                                              By:           /s/ Scott A. Arenare
                                                   -----------------------------
                                                   Name:  Scott A. Arenare
                                                   Title: Partner


Dated:  July 30, 2004                WARBURG PINCUS LLC

                                              By:           /s/ Scott A. Arenare
                                                   -----------------------------
                                                   Name:  Scott A. Arenare
                                                   Title: Managing Director


Dated:  July 30, 2004                WARBURG PINCUS NETHERLANDS
                                     PRIVATE EQUITY VIII C.V. I

                                              By:  Warburg, Pincus & Co.,
                                                   General Partner

                                              By:           /s/ Scott A. Arenare
                                                   -----------------------------
                                                   Name:  Scott A. Arenare
                                                   Title: Partner

Dated:  July 30, 2004                   WARBURG PINCUS NETHERLANDS PRIVATE
                                        EQUITY VIII C.V. II

                                        By:  Warburg, Pincus & Co.,
                                             General Partner

                                        By:  /s/ Scott A. Arenare
                                             --------------------------
                                             Name:  Scott A. Arenare
                                             Title: Partner


 Dated:  July 30, 2004                  WARBURG PINCUS GERMANY PRIVATE
                                        EQUITY VIII KG

                                        By:            /s/ Scott A. Arenare
                                             -----------------------------------
                                             Name:  Scott A. Arenare
                                             Title: Partner